Exhibit 99.1

SKF to Close Factory in South Africa

SKF is Closing Its Manufacturing Plant in Uitenhage, South Africa, By the End of June 2007

GOTHENBURG, Sweden--(BUSINESS WIRE)--Dec. 5, 2006--The plant today has 134 employees. In the past 10 years the factory has been part of the SKF (Nasdaq:SKFR) (STO:SKFA) (STO:SKFB) (LSE:SKFB) global manufacturing system and more than 90% of the production from Uitenhage has been exported.

Despite numerous growth initiatives and cost cutting measures over several years, the Uitenhage plant with its limited size and dependency on nearly 100% of imported raw material, can not compete in the local home market nor in the international market. These factors, combined with the relative strength of the rand, have had a negative impact on the financial performance for a number of years. The products today manufactured in Uitenhage will be transferred to other plants within the SKF Group.

The total cost for the closure amounts to approximately SEK 50 million.

The SKF Group is the leading global supplier of products, solutions and services in the area comprising rolling bearings, seals, mechatronics services and lubrication systems. The Group's service offer also includes technical support, maintenance services, condition monitoring and training.

The Group's annual sales 2005 were SEK 49.3 billion with an operating margin of 10.8%. The number of employees was 38 700.

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CONTACT: Aktiebolaget SKF
Tel: +46 31 337 10 00
Fax: +46 31 337 17 22
www.skf.com
or
SKF Group Communication
Lars G Malmer, +46 (0)31 337 1541
Lars.G.Malmer@skf.com
or
SKF Investor Relations
Marita Bjork, 031 3371994
marita.bjork@skf.com